United States securities and exchange commission logo





                              February 8, 2021

       Gilad Shany
       Chief Executive Officer
       ION Acquisition Corp 2 Ltd.
       89 Medinat Hayehudim Street
       Herzliya 4676672, Israel

                                                        Re: ION Acquisition
Corp 2 Ltd.
                                                            Registration
Statement on Form S-1
                                                            Filed January 26,
2021
                                                            File No. 333-252440

       Dear Mr. Shany:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form S-1 filed January 26, 2021

       Exhibits

   1. We note the legality opinion filed as exhibit 5.2 only covers 23 million units and references each unit
consisting of one common stock and one-fifth of a warrant.
                                                        Similarly, we note that
Exhibit 5.1 references each unit consisting of one ordinary share and one-third of a
redeemable warrant. Please update to cover the entire amount being registered, as
disclosed on the registration statement cover page, and update the fractional warrant.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Gilad Shany
ION Acquisition Corp 2 Ltd.
February 8, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Eric Mcphee at 202-551-3693 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or David Link at 202-551-3356 with any other questions.



                                                           Sincerely,
FirstName LastNameGilad Shany
                                                           Division of
Corporation Finance
Comapany NameION Acquisition Corp 2 Ltd.
                                                           Office of Real
Estate & Construction
February 8, 2021 Page 2
cc:       Joel Rubinstein
FirstName LastName